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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific American Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9191 Towne Center Drive, Suite 406
(No. and Street)

San Diego (City) California (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constance L. Gibbs (858) 320-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle M. Schoeffel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific American Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 23RD day of February 2006

Notary Public

PAOLA MARANGON
COMM. #1627104
Notary Public - California
San Diego County
My Comm. Expires Dec. 6, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pacific American Securities, LLC

We have audited the accompanying statement of financial condition of Pacific American Securities, LLC (a California Single Member Limited Liability Company) as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific American Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 27, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Pacific American Securities, LLC
Statements of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 1,864,858
Deposit with clearing organization	100,000
Receivable from brokers and dealers	730,690
Marketable securities, at market	62,374
Interest receivable	1,646
Receivables – other	13,250
Furniture and equipment, net	34,649
Securities, not readily marketable	3,300
Prepaid expenses	177,645
Deposits	13,724
Goodwill, net	415,455
Other assets	1,100
Total assets	$ 3,418,691

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 868,458
Payable to brokers--dealers, and clearing organizations	217,401
Accrued salaries	23,516
Loans payable	104,076
Total liabilities	1,213,451
Member's equity	2,205,240
Total liabilities and member's equity	$ 3,418,691

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commission income	$ 8,711,378
Investment gains (losses), net	(65,249)
Interest income	77,485
Other income	128,333
Total revenues	8,851,947
Expenses	
Employee compensation and benefits	1,215,378
Commissions, trading fees and floor brokerage	5,457,247
Communications	98,020
Occupancy & equipment rental	261,925
Interest expense	14,984
Taxes, licenses and fees, other than income taxes	180,121
Other operating expenses	1,222,529
Total expenses	8,450,204
Income (loss) before income taxes	401,743
Income tax expense	800
Net income (loss)	$ 400,943

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statements of Changes in Member's Equity
For the Year Ended December 31, 2005

Balance at beginning of year	$ 2,222,297
Distributions to member	(418,000)
Net income (loss)	400,943
Balance at end of year	$ 2,205,240

The accompanying notes are an integral part of these financial statements

Pacific American Securities, LLC
Statements of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 400,943
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 38,116	
Forgiveness of debt	(83,333)	
Valuation of marketable securities to market	42,105	
(Gain) loss on sale of marketable securities	23,144	
(Increase) decrease in assets:		
Receivable from brokers and dealers	183,709	
Receivable -- other	20,185	
Interest receivable	642	
Prepaid expenses	(22,255)	
Deposits	550	
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	(347,309)	
Payable to brokers and dealers	(49,736)	
Accrued salaries	3,252	
Income taxes payable	(12,000)	
Total adjustments		(202,930)
Net cash and cash equivalents provided by (used in) operating activities		198,013
Cash flows from investing activities:		
Proceeds from sale of marketable securities	958,266	
Purchase of marketable securities	(1,021,979)	
Purchase of furniture and equipment	(28,787)	
Net cash and cash equivalents provided by (used in) investing activities		(92,500)
Cash flows from financing activities:		
Repayment of loans payable	(44,603)	
Distributions to member	(418,000)	
Net cash and cash equivalents provided by (used in) financing activities		(462,603)
Net increase (decrease) in cash and cash equivalents		(357,090)
Cash and cash equivalents beginning of year		2,221,948
Cash and cash equivalents end of year		$ 1,864,858

Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 14,984	
Income taxes	$ 12,590	

For the years ended December 31, 2005, the Company recorded $83,333 in income for forgiveness of debt on a note payable to its clearing firm. See Note 8.

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pacific American Securities, LLC (the "Company") was organized in the State of California on February 19, 1997, as a broker/dealer in securities under the Securities and Exchange Act of 1934. On April 1, 1999, the Company became a Delaware Single Member Limited Liability Company. The Company is a wholly–owned subsidiary of Pacific American Services Group, LLC (the "Parent"), a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a broker/dealer for customers, who are predominately institutional investors, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also provides soft dollar services by engagement, and trades securities for its own account.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivable from brokers and dealers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from three (3) to seven (7) years by the straight-line method.

The Company provides research to certain customers pursuant to soft–dollar arrangements. The value of the research to be provided is based on a percentage of commission income received from the customer. The research is typically purchased by the Company from third parties. A liability is recorded for research due to customers based on commission income received.

Advertising costs are expensed when incurred. Advertising expenses for the year ended December 31, 2005 was $6,791.

The Company is organized as a single member limited liability company for federal and state income tax purposes. Pursuant to this tax organization, the Company is treated as a disregarded entity for federal and state income taxes, since such taxes, if any, are the responsibility of its member. However, the Company is subject to a California limited liability company fee, and a gross receipts tax.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market value consist of corporate stocks. At December 31, 2005, the stocks are recorded at their fair market value of $62,374. The accounting for the mark-to-market on the proprietary trading is included in income as net unrealized losses of $42,105, and net realized losses of $23,144.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate.

Note 4: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

Furniture & fixtures	$ 55,115
Machinery & equipment	258,355
	313,470
Accumulated depreciation	(278,821)
Total furniture and equipment, net	$ 34,649

Depreciation expense for the year ended December 31, 2005, was $38,116.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche expired on June 28, 2003, the second expired on June 25, 2004, and the third expired on June 27, 2005 The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their costs basis of $3,300.

Note 6: PREPAID EXPENSES

The Company has included prepaid insurance, licenses and legal fees, and soft-dollar research advances in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 7: GOODWILL, NET

Goodwill represents the unamortized cost of acquiring the net assets, of another broker/dealer, in excess of the appraised value of such assets, at the date of acquisition.. The goodwill is tested annually for impairment using guidelines set forth in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The Company believes that no impairment existed at December 31, 2005.

Before adopting SFAS 142, the Company had previously amortized $169,028 of the original goodwill using straight–line amortization.

Note 8: LOANS PAYABLE

On September 30, 2002, the Company entered into a Forgivable Promissory Note with its clearing broker in the amount of $250,000. The note called for equal annual installments of $83,333 due on September 30, 2003, 2004 and 2005, plus accrued interest at the rate of 8% per year. However, if the Company maintained the arrangements spelled out in the clearing agreement and had not terminated the clearing arrangement as of the due date of an installment, that installment, plus interest, would be forgiven and deemed paid.

As of December 30, 2005, the clearing broker has forgiven the September 30, 2005, 2004 and 2003 payments. No interest expenses or income have been recorded for this note.

In the year 2002 the Company entered into a Revolving Credit Agreement with its bank for up to $250,000. The Agreement allowed the Company to draw on the credit up to April 15, 2003, at which time the outstanding balance would be converted to a five–year term loan. The Agreement is guaranteed by the Parent, secured by the assets of the Company, and requires the maintenance of certain financial covenants, including maintaining a compensating balance of three (3) times the commitment amount. Interest on the outstanding balance is accrued at three–quarter (0.75) percentage points above prime, currently 6.0%.

Estimated future principal payments on this loan are as follows:

December 31,	
2006	$ 44,095
2007	46,814
2008	16,238
2009	–
Total	$ 107,147

Note 9: INCOME TAXES

As discussed in note 1, the Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. However, for taxes purposes the Parent is treated like a partnership, therefore in lieu of business income taxes, the members of the Parent are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. The income tax provisions consist of the following:

Franchise tax	$ 800
Gross receipts tax	–
Total income tax provision	$ 800

Note 10: RELATED PARTY TRANSACTIONS

Pacific American Services Group, LLC (the "Parent"), is the holding company for Pacific American Securities, LLC and Pacific American Advisors, LLC ("Advisors"). The Company has entered into a written agreement with the Parent and Advisors, whereby the Company and Advisors reimburse the Parent on a ratio of two–thirds/one–third, respectively, for common office space and expenses.

Advisors provides the Company with accounting services.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2002, the Company adopted a 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary. For the year ended December 31, 2005, the Company did not make any contributions.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various non–cancelable leases for office equipment. The leases are for varying terms. The minimum annual payments for these leases are as follows:

Year Ending December 31,		
2006	$	12,952
2007		9,120
2008		431
2009		–
	$	22,503

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2005, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FAS 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company's net capital of $1,531,215, exceeded the minimum net capital requirement of $100,000 by $1,431,215, and the Company's ratio of aggregate indebtedness ($1,213,451) to net capital was 0.79 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Pacific American Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital			
Member's equity			$ 2,205,240
Less:	Non allowable assets		
	Receivable–other	$ (13,250)	
	Furniture and equipment, net	(34,649)	
	Securities, not readily marketable	(3,300)	
	Prepaid expenses	(177,645)	
	Deposits	(13,724)	
	Goodwill, net	(415,455)	
	Other assets	(1,100)	
	Total subtractions		(659,123)
	Net capital before haircuts on securities		1,546,117
Less:	Haircuts		
	Haircuts on marketable securities	(14,746)	
	Haircuts on money markets	(156)	
	Total haircuts		(14,902)
Net Capital			1,531,215
Computation of net capital requirements			
Minimum net capital requirements			
	6 2/3 percent of net aggregate indebtedness	80,897	
	Minimum dollar net capital required	100,000	
	Net capital required (greater of above)		100,000
Excess net capital			$ 1,431,215
	Percentage of aggregate indebtedness to net capital	0.79 : 1	

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005, due to rounding.

See independent auditor's report.

Pacific American Securities, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to Pacific American Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pacific American Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Pacific American Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pacific American Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2005

Board of Directors
Pacific American Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pacific American Securities, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Pacific American Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 27, 2006

Pacific American Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005